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As filed with the Securities and Exchange Commission on September 30, 2005

Registration No. 333-

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TRAFFIX, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other incorporation or organization)	22-3322277 (I.R.S. Employer jurisdiction of Identification No.)

ONE BLUE HILL PLAZA, PEARL RIVER, NEW YORK 10965 (845) 620-1212
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Jeffrey L. Schwartz
Chairman
Traffix, Inc.
One Blue Hill Plaza
Pearl River, NY 10965
(845) 620-1212
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Saul Kaszovitz, Esq.
Feder, Kaszovitz, Isaacson, Weber, Skala, Bass & Rhine LLP
750 Lexington Avenue
New York, New York 10022-1200
(212) 888-8200
Fax: (212) 888-7776

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.        ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.        ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.        ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common Stock, par value $.001 per share	246,620 Shares	$6.23(2)	$1,536,443	$181

(1)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c).

(2)
Pursuant to Rule 457(c), represents the average of the high and low sales prices of our common stock for September 28, 2005 as reported on the Nasdaq National Market System.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING ANY OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED SEPTEMBER 30, 2005

PROSPECTUS

246,620 SHARES

TRAFFIX, INC.

COMMON STOCK

        This prospectus relates to 246,620 shares of our common stock, par value $0.001 per share, that may be sold from time to time by the selling security holders listed under the caption "Selling Security Holders" on page 12. We will not receive any of the proceeds from the sale of the common stock. See "Use of Proceeds."

        The Selling Security Holders may determine the prices at which they will sell the common stock, which prices may be at market prices prevailing at the time of such sale or some other price.

        Our common stock is traded on the Nasdaq National Market System under the symbol "TRFX." On September 28, 2005, the last reported sale price of our common stock on the Nasdaq National Market System was $6.24 per share.

        INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 5.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is                        , 2005

ABOUT THIS PROSPECTUS

        This prospectus constitutes part of a registration statement on Form S-3 that we filed with the SEC through what is known as the shelf registration process. Under this process, any Selling Security Holder may sell the securities described in the prospectus in one or more offerings. This prospectus provides you with a general description of the securities the Selling Security Holders may offer. A prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

        In connection with this offering, no person is authorized to give any information or to make any representations not contained or incorporated by reference in this prospectus. If information is given or representations are made, you may not rely on that information or representation as having been authorized by us. This prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered by this prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. You may not imply from the delivery of this prospectus, nor from any sale made under this prospectus, that our affairs are unchanged since the date of this prospectus or that the information contained in this prospectus is correct as of any time after the date of this prospectus. The information contained and incorporated by reference in this prospectus and any accompanying prospectus supplement is accurate only as of the date of this prospectus or the prospectus supplement or the date of the document incorporated by reference, as the case may be, regardless of the time of delivery of the prospectus.

        We are not making any representation to any purchaser of the common stock regarding the legality of an investment in the common stock by such purchaser under any legal, investment or similar laws or regulations. You should not consider any information in this prospectus to be legal, business or tax advice. You should consult your own attorney, business advisor and tax advisor for legal, business and tax advice regarding an investment in our securities.

i

SUMMARY

        This summary highlights information contained elsewhere in this prospectus. You should carefully read the entire prospectus, including "Risk Factors" beginning on page 5, before investing in the common stock. When we use the terms "Traffix" "we," "us," or "our," we are referring to Traffix, Inc. and its subsidiaries, unless the context requires otherwise or we expressly state otherwise in this prospectus.

Traffix, Inc.

Overview

        We are a leading Internet media and marketing company that uses our on-line media network to generate leads and sales for our corporate clients. We provide complete end-to-end marketing solutions for companies seeking to increase sales and customers through on-line marketing programs. The services we offer include the development of a complete creative promotion to be used to market the client's product to consumers, broadcasting a promotion on-line in order to generate new customers for the client, delivery of data files from the results of campaigns, creating and hosting the customized websites or web pages necessary to effect the consumer transaction that drives the client's sales and generating comprehensive reporting in order for the client to analyze the effectiveness of a promotion. We use the media of our websites, as well as email, search engines and other on-line media to generate the customers, sales and leads for our clients, and for our own product and service offers. We are paid by our clients primarily on a success-based model, in that we receive a fee for every lead, customer or sale generated for the client.

        In addition to our third party client-based revenue, we generate revenue directly from consumers from our own products and services. In Fiscal 2003, we expanded our line of direct-to-consumer products and services to include Internet based services, such as iMatchUp.com, our on-line dating service included in our E-commerce segment, and TXNet/WorldWebAccess, our ISP, VOIP and email products, which comprise our LEC Billed Products segment. During Fiscal 2004, we introduced Click-Help, an addition to our LEC Billed Product suite that offers 24/7 technical assistance to the home PC user, under a recurring monthly billing plan. We discontinued new customer acquisitions for our LEC Billed Products segment during the fourth quarter of Fiscal 2004. We continue to expend effort to effectively seek out other products that fit the LEC billing mode that exhibit the potential for acceptable economic returns. LEC Billed Products do not have any long-lived assets associated with the segment.

        We also generate revenues from the sales and rentals (for use both on-line and off-line) of our proprietary, profiled databases, which are included in our E-commerce segment.

Background

        From our inception in 1993 (under the name "Quintel Communications, Inc.") through 1999, we generated the bulk of our revenue from direct marketing using the traditional media of television, postal mail and telemarketing. In 2000, we repositioned our direct marketing business to the on-line media of the Web. Applying the direct marketing disciplines honed from our years of operating in the "off-line" media arena, we have been able to provide enhanced response-based results in a cost-efficient and scaleable manner via on-line marketing.

On-Line Marketing

        We own and operate a variety of Internet websites featuring specialized content such as downloadable music, recipes, greeting cards, automobile information, DVD promotions, and on-line dating. We generate traffic to our websites from advertising on third party Internet media (i.e. search engines, email and banner advertisements) and through cross-marketing within our own on-line media.

Our Web properties and our marketing activities are designed to generate real-time response-based marketing results for our corporate clients. When visiting our on-line properties, consumers are given the opportunity to purchase, sign-up for, ask to be contacted regarding, or simply indicate an interest in, hundreds of offers for various products and services. Specifically, through these interactive Web properties we generate a variety of transactional results ranging from (a) Web traffic, (b) inbound telemarketing calls, (c) outbound telemarketing leads, (d) demographically/psychographically profiled lists of consumers, (e) highly-targeted customized response-based leads, (f) completed applications for products, and (g) sales of products and services.

        Websites.    We own and operate a variety of websites with a broad range of content. Virtually all of our websites generate revenue from client advertisements. The advertisements are served across all of our websites using our internally-developed technology that serves ads to website visitors using an algorithm that takes into account a number of factors, including information supplied by the visitor upon registration (e.g., gender, age and zip code), as well as the price paid by our customer to serve the ad.

        The websites feature content ranging from music for downloads to sweepstakes. We recently launched EZ-Tracks.com, a site that features over thirty thousand songs available for free and legal downloading, as well as other content such as musical greeting cards and a downloadable version of the Bible in audio format. We have a games website that offers a variety of free parlor-style games, such as backgammon and checkers. We also recently launched a website that features thousands of cooking recipes, reciperewards.com.

        Our PrizeDistributors, Inc. sponsored group of websites offers consumers the opportunity to win up to $1 million daily in our free, on-line sweepstakes. The sweepstakes prizes are indemnified by an independent, third-party agency. In order to play, each consumer must provide complete and accurate registration information and agree to receive ("opt-in") marketing messages from us and our marketing partners.

        We own and operate several other websites such as AtlasCreditGroup.com, TheBargainSpot.com, AltasAutomotiveGroup.com, Take 1 Entertainment.com, prizecade.com and jewelclaimcenter.com. Each of these sites is designed to appeal to a specific consumer interest category that we matched with client promotions that appeal to such interest category.

        Email Marketing.    Each program that we market for our clients can be implemented not only through the websites, but also, and often, through email marketing. We currently market to a vast database, which includes consumer data that is either owned by us or is managed by us under our revenue share arrangements whereby we recognize the gross revenue as earned and bear the payment obligation to the list owner, irrespective of receipt of payment from our clients.

        Results Analysis.    Even after campaigns are fully implemented, we continually analyze the marketing results to gauge whether the campaigns are continuing to generate adequate results for the client, whether the media is being utilized cost-efficiently, and to determine whether new and different copy is yielding better overall results. These are traditional direct-marketing disciplines that we apply, and that we believe, distinguish us from many of our competitors in the on-line marketing industry.

        Syndication.    After we develop a campaign that works efficiently on our own media, we sometimes "syndicate" the program to third-party media. Typically, we have expended time, media and other costs in developing certain campaigns. In exchange for this invested effort, we obtain the right to market those campaigns to other on-line media companies. We believe that with syndicated offers we can leverage campaigns we have developed so that in future fiscal periods we can generate additional revenue with reduced costs and risks associated with such business extension.

Products and Services

        We introduced several new businesses during Fiscal 2003, and further expanded those new business units in Fiscal 2004, including an on-line dating program ("iMatchup.com") included in our E-commerce segment, and Internet-based service products such as a PC home user technical support service, an ISP service and email accounts that are LEC billed ("Click-Help", "TxNET" and "WorldWideAccess, Inc."). These new business units are designed as monthly recurring billing programs, such as membership to iMatchUp.com. Revenue from these businesses is generated primarily from billing consumers directly.

The Company

        Our address is One Blue Hill Plaza, Fifth Floor, Pearl River, NY 10965. Our telephone number is (845) 620-1212, and our website address is www.traffixinc.com. The contents of our website are not part of this prospectus.

The Offering

Securities offered	246,620 shares of common stock, par value $0.001 per share
Sellers	The shares are being offered by our shareholders and not by us. For information about the selling security holders, see "selling security holders."
Offering prices	Prices then available on the Nasdaq National Market or in individually negotiated transactions.
Common stock to be outstanding after the offering(1)	14,159,403 shares
Use of proceeds	We will not receive any proceeds from the sale of the shares.
Risk factors	An investment in the shares involves a high degree of risk. See "Risk Factors," beginning on page 5.
Registration Rights
We have agreed to keep the shelf registration statement, of which this prospectus forms a part, effective until the date on which the registered shares are disposed of in accordance with this prospectus.
Nasdaq National System trading symbol	"TRFX"

(1)
Does not include 6,768,430 shares reserved by us for issuance upon exercise of all stock options included in our 1995 Employee Stock Option Plan and our 1996 Stock Option Plan, as amended and restated, of which options to purchase 5,641,950 shares have already been granted by us.

RISK FACTORS

        An investment in the shares of common stock involves significant risks. In addition to reviewing other information in this prospectus, you should carefully consider the following factors before deciding to purchase the shares of common stock. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition could be materially adversely affected and you might lose all or part of your investment.

We May Not Continue To Pay Dividends On Our Equity Securities.

        We have paid a dividend of $0.08 per share of our common stock in each of the last nine fiscal quarters. The declaration of each of such dividends was approved by our Board of Directors upon the conclusion of each quarter. We can give you no assurances that our Board will declare any dividends in future fiscal periods. Any further declarations will depend upon our performance, the level of our then current and retained earnings and other pertinent factors relating to our financial position. You should not rely on any prior approvals of our Board as an indicator of its intent to approve the declaration of any dividends in the future.

Advertisers May Be Reluctant To Devote A Portion Of Their Budgets To Internet Advertising And Digital Marketing Solutions.

        Companies doing business on the Internet must compete with traditional advertising media, including television, radio, cable and print, for a share of advertisers' total marketing budgets. Potential customers may be reluctant to devote a significant portion of their marketing budget to Internet advertising or digital marketing if they perceive the Internet to be a limited or ineffective marketing medium. Any shift in marketing budgets away from Internet advertising spending or digital marketing solutions could materially and adversely affect our business, results of operations and financial condition.

We May Not Be Able To Comply With The Adoption Of Newly Created Laws And Governmental Regulation Of The Internet Industry And New Restrictions For Internet Use May Increase Our Cost Of Doing Business.

        As a direct-to-consumer marketing company we are subject to a variety of federal, state and local laws and regulations designed to protect consumers that govern certain of our marketing practices.

        Federal legislation was signed into law, effective January 1, 2004, purportedly pre-empting existing and pending state e-mail marketing legislation. The CAN-SPAM Act of 2003 ("CAN-SPAM") requires that certain "opt-out" procedures, including, but not limited to, a functioning return e-mail address, be included in commercial e-mail marketing. CAN-SPAM prohibits the sending of e-mail containing false, deceptive or misleading subject lines, routing information, headers and/or return address information; however, CAN-SPAM does not permit consumers to file suit against e-mail marketers for violations of CAN-SPAM. We believe that this may benefit us, as individuals will be more limited in their ability to file frivolous suits against us, as they have in the past. If any subsequent federal regulations are enacted, including, but not limited to, those implementing regulations promulgated by the FTC that limit our ability to market our offers, we could potentially realize a material adverse impact in future fiscal period net revenue growth, and, therefore, profitability and cash flows could be adversely affected.

        In contrast to CAN-SPAM, most state deceptive marketing statutes contain private rights of action. Such private right of action lawsuits may have an adverse impact in future fiscal period net revenue growth, as individuals may be more inclined to file frivolous state deceptive marketing suits against us.

        Under its rule-making authority, the Federal Communications Commission ("FCC") in August 2004 adopted rules prohibiting sending of unsolicited commercial e-mails to wireless phones and pagers. To assist in compliance with the rules, the FCC published on February 7, 2005 a list of mail domain names associated with wireless devices. Senders were given thirty (30) days to come into compliance. Thereafter, it became illegal to send unsolicited commercial e-mail to a domain address on the list unless the subscriber gave prior express authorization. The effect of these rules is to create a "double opt-in" requirement for each sender of mail (advertiser and publisher). The practical consequence of these requirements on senders of commercial e-mail is that conducting compliant campaigns will necessitate the suppression of the domains listed in the FCC's list of wireless domains. Additionally, since domain suppression is now required as a practical matter by law, any campaigns that have domain suppression lists will have those lists included with the regular e-mail suppression lists. Our publishers will be required to suppress the domain lists associated with each campaign in the same manner that they already suppress the e-mail address lists. Although these new regulations do not have a material adverse impact on our current operations, there can be no assurance that they will not have a material adverse impact on our future operations.

        Under its rule-making authority, in May 2005, the Department of Justice adopted rules that amend the record keeping and inspection requirements for producers of sexually explicit performances. Codified in 18 U.S.C. 2257 of the federal criminal code, Section 2257, as amended, went into effect on June 23, 2005 and requires a class referred to as "secondary producers" to comply with the record keeping and inspection requirements that apply to primary producers. At present, The Free Speech Coalition, Inc. has brought litigation that challenges, among other things, the extent to which webmasters and/or web sites fall under the definition of "secondary producers" under the new Section 2257 regulations. There is the risk that the definition of "secondary producers" may be broadly interpreted. At this juncture, Section 2257 has had no material effect on our net revenue growth, profitability and cash flows. We await a result of the challenge.

        The states of Michigan and Utah have passed Child Protection Registry laws that bar the transmission of commercial e-mail to registered state residents under the age of eighteen (collectively, the "Statutes"). The Statutes contain provisions for fines and jail time for violators, and create a private right of action for aggrieved parties. Under the Statutes, state residents may register any e-mail address, fax number, wireless contact information or instant message identifier assigned to the account of a minor or one to which a minor has access. Unlike other e-mail marketing statutes, there are no opt-in or pre-existing business relationship exceptions. The Statutes provide that once an address of a state resident is on the registry for thirty (30) days, commercial e-mailers are prohibited from sending to that address anything containing an advertisement, or even a link to an advertisement, for a product or service that a minor is legally prohibited from accessing. Such products and/or services include, but are not limited to, alcohol, tobacco, gambling, firearms, automotive, financial, prescription drug and adult material. This prohibition remains in force even if the e-mail or other communication is otherwise solicited. To the extent we market these types of products and/or services, we have blocked sending such e-mail to Michigan and Utah residents.

        Legislation has been passed in twelve (12) different states that are intended to regulate "spyware" and, to a limited extent, the use of "cookies." Of particular significance is the Revised Utah Spyware Control Act (the "Utah Act") that bars a person or company from using a context-based trigger mechanism to display an advertisement that partially or wholly covers paid advertising or other content on a website in a way that interferes with the user's ability to view the website. The Utah Act also requires purveyors of pop-up advertising to ask whether a user is a resident of the state of Utah before downloading "spyware" software onto the user's computer and further allows a trademark owner to sue any person or company who displays a pop-up advertisement in violation of a specific trademark protection which is set forth in the Utah Act. Similarly, the State of Alaska has legislation pending that would require such disclosure prior to downloading "spyware" software onto the user's computer. In practice, we do not provide or use "spyware" in our marketing, but if more restrictive legislation is adopted, we may be required to develop new technology and/or methods to provide our services or discontinue services in some jurisdictions altogether. Additionally, there is a risk that state courts will broadly interpret the term "spyware" to include legitimate ad-serving software and/or cookie technology that is currently provided or used by us.

        At the federal level, competing bills are pending which are also intended to regulate "spyware" and, to a limited extent, the use of "cookies." "Spyware" has not been precisely defined in existing and pending legislation, but is generally considered to include software which is installed on consumers' computers and designed to track consumers' activities and collect and possibly disseminate information, including personally identifiable information, about those consumers without their knowledge and consent. As stated above, we do not provide or use "spyware" in our marketing practices, but there is the risk that the definition of spyware may be broadly interpreted to include legitimate ad-serving software and/or cookie technology that is currently provided or used by us. Anti-spyware legislation has 1) generally included a limited exemption for the use of cookies; and 2) focused on providing consumers with notification and the option to accept or decline the installation of spyware software. However, there can be no assurance that future legislation will not incorporate more burdensome standards by which the use of cookies will not be exempted and software downloading onto consumers' computers will not be more strictly enforced. If more restrictive legislation is adopted, we may be required to develop new technology and/or methods to provide our services or discontinue services in some jurisdictions altogether.

        Legislation has also been passed at the state level and competing bills are pending at the federal level which are intended to require that businesses and institutions provide notice to consumers of any potential theft or loss of sensitive consumer information then in possession of the applicable business or institution. At the state level, the State of New York requires companies, governments and private organizations to notify customers in cases where confidential information has been exposed to possible thieves (the "NY law"). Upon taking effect in December 2005, the NY law will make customer notification mandatory in the event that personally identifiable information (including, but not limited to, social security numbers, driver's license numbers or bank and financial account numbers) has been accessed by third parties. To the extent that we collect such personally identifiable information, the NY law may increase our costs to protect such information.

        At the Federal level, the FTC, pursuant to its enforcement authority, filed a complaint against BJ's Wholesale Club, Inc. ("BJ's") for violation of the FTC Act in connection with the theft of consumer credit/debit card information which was then in BJ's possession. The FTC alleged that BJ's failure to secure customers' sensitive information was an unfair practice under the FTC Act because it caused substantial injury that was not reasonably avoidable by consumers and not outweighed by offsetting benefits to consumers or competition. BJ's agreed to a settlement that requires BJ's to establish and maintain a comprehensive information security program that includes administrative, technical and physical safeguards. Although we do not anticipate that this interpretation of the FTC Act, nor the legislation requiring notice of theft or loss of sensitive consumer information, will have a material adverse impact on our current operations, we could potentially be subject to regulatory proceedings for past and current practices in connection with the storage and security of sensitive consumer information and notice of such sensitive consumer information's theft or loss. In addition, we may be required to make changes in our future practices relating to the storage, security and provision of notice in connection with sensitive consumer information.

        At present, the laws and regulations governing the Internet remain largely unsettled, even in areas where there has been legislative and/or regulatory action. It is uncertain as to how long it will take to determine the extent to which existing laws, including, but not limited to, those relating to intellectual property, advertising, sweepstakes and privacy, apply to the Internet and Internet marketing. Recently, growing public concern regarding privacy and the collection, distribution and use of Internet user information has led to increased Federal and state scrutiny, as well as regulatory activity concerning data collection, record keeping, storage, security, notification of data theft, and associated use practices. The application of existing laws or the adoption or modification of laws or regulations in the future, together with increased regulatory scrutiny, could materially and adversely affect our business, prospects, results of operations and financial condition and could potentially expose us and/or our clients to fines, litigation, cease and desist orders and civil and criminal liability.

Demand For Our Services May Decline Due To The Proliferation Of "Spam" And Software Designed To Prevent Its Delivery.

        Our business may be adversely affected by the proliferation of "spam" and other unwanted Internet solicitations. In response to such proliferation, Internet Service Providers ("ISP's") have been adopting technologies, and individual computer users are installing software on their computers, that are designed to prevent the delivery of certain Internet advertising, including legitimate solicitations such as those delivered by us. We cannot assure you that the number of ISP's and individual computer users who employ these or other similar technologies and software will not increase, thereby diminishing the efficacy of our services. In the case that one or more of these technologies are widely adopted or the software widely utilized, demand for our services would decline.

We May Be Unable To Keep Up With The Rapid Technological Changes That May Occur In The Internet And E-Commerce Arenas Which Would Adversely Affect Our Business Operations.

        To remain competitive, we must enhance and continually improve the responsiveness, functionality and features of our services. The Internet and the online commerce industry are characterized by rapid technological change, changes in user and customer requirements and preferences, frequent new product and service introductions embodying new technologies, and the emergence of new industry standards and practices that could render existing technology and systems obsolete at any time. Our success will depend, in part, on our ability to license leading technologies that address the increasingly sophisticated and varied needs of prospective consumers, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The development of a website and other proprietary technology entails significant technical and business risks. There can be no assurance that we will use new technologies effectively or adapt existing websites and operational systems to customer requirements or emerging industry standards. If we are unable, for technical, legal, financial or other reasons, to adapt in a timely manner in response to changing market conditions or customer requirements, our business, prospects, financial condition and results of operations would be materially adversely affected.

We Depend On Third-Party Internet And Telecommunications Providers, Over Whom We Have No Control, To Operate Our Services. Interruptions In These Services Caused By One Of The Providers Could Have An Adverse Effect On Revenue And Securing Alternate Sources Of These Services Could Significantly Increase Expenses.

        We depend heavily on several third-party providers of Internet and related telecommunication services, including hosting and co-location facilities, in operating our services. These companies may not continue to provide services to us without disruptions in service, at the current cost or at all. The costs associated with any transition to a new service provider would be substantial, requiring the reengineering of computer systems and telecommunications infrastructure to accommodate a new service provider. This process would be both expensive and time-consuming. In addition, failure of the Internet and related telecommunications providers to provide the data communications capacity in the time frame required by us could cause interruptions in the services we provide. Unanticipated problems affecting our computer and telecommunications systems in the future could cause interruptions in the delivery of services, causing a loss of revenue and potential loss of customers.

Customers May Refuse To Pay Our Fees For Services Rendered, As Billed By The Local Exchange Carriers.

        We currently market products that are billed to consumers directly on their telephone bills through their Local Exchange Carriers, or LEC's. Regulation in the United States provides that a consumer's telephone service may not be discontinued for failure to pay for products such as our LEC billed products. In the event of nonpayment by consumers or the provision of refunds or credits by the LEC's, we will suffer a reduction to our anticipated revenues. We maintain a reserve for consumer chargebacks for just such scenarios, and the reserve is estimated based on the amount of our historical chargebacks, which includes refunds, credits and uncollectible charges. We cannot assure you, however, that our reserves will be adequate to cover actual chargebacks.

We Face Intense Competition In The Marketing Of Products And Services.

        We face intense competition in the direct marketing of products and services. Many of our competitors are well established, have reputations for success in the development and marketing of services and have significant financial, marketing, distribution, personnel and other resources. These financial and other capabilities permit such companies to implement extensive advertising and promotional campaigns, both generally and in response to efforts by additional competitors to enter into new markets and introduce new services.

Our Success Depends On Our Ability To Continue Forming Relationships With Other Internet And Interactive Media Content And Product Providers.

        The Internet includes an ever-increasing number of businesses that offer and market consumer products and services. These entities offer advertising space on their websites, as well as profit sharing arrangements for joint effort marketing programs. We expect that with the increasing number of entrants into the Internet commerce arena, advertising costs and joint effort marketing programs will become extremely competitive. This competitive environment might prevent us from executing profit generating advertising and joint effort marketing programs in the future. This competitive environment may also prevent us from providing entertaining content and product and service providers from marketing their products and services through our websites. If we fail to continue establishing new, and maintain existing, profitable advertising and joint marketing arrangements, we may suffer substantial adverse consequences to our financial condition and results of operations.

The Outcome Of Litigation In Which We Have Been Named As A Defendant Is Unpredictable And A Materially Adverse Decision In Any Such Matter Could Have A Material Adverse Affect On Our Financial Position And Results Of Operations.

        We are defendants in litigation matters, as described under "Legal Proceedings" in our periodic reports filed pursuant to the Securities Exchange Act of 1934. These claims may divert financial and management resources that would otherwise be used to benefit our operations. Although we believe that we have meritorious defenses to the claims made in each and all of the litigation matters to which we have been named a party, and intend to contest each lawsuit vigorously, no assurances can be given that the results of these matters will be favorable to us. A materially adverse resolution of any of these lawsuits could have a material adverse affect on our financial position and results of operations.

We Are Dependent On Our Key Personnel For Managing Our Business Affairs. The Loss Of Their Services Could Materially And Adversely Affect The Conduct Of Our Business.

        We are and will be highly dependent upon the efforts of the members of our management team, particularly those of our Chief Executive Officer, Jeffrey L. Schwartz, and our President, Andrew Stollman. The loss of the services of Messrs. Schwartz or Stollman may impede the execution of our business strategy and the achievement of our business objectives. We can give you no assurance that we will be able to attract and retain the qualified personnel necessary for the development of our business. Our failure to recruit key personnel or our failure to adequately train, motivate and supervise our existing or future personnel will adversely affect our operations.

Our Business Plan Is Subject To Change And Any Expectations We And You May Have For Its Successful Implementation May Be Unrealized.

        Our business plan and strategy may quickly change based upon facts or circumstances currently unforeseen by us. Due to the ever changing nature of the e-commerce industry and the Internet, we, based upon these unforeseen facts or circumstances, may change our business plan at the discretion of our Management and Board of Directors with results, adverse or otherwise, that we cannot now foresee.

The Concentration Of Ownership Of Our Common Stock Will Discourage Purchases Of Our Common Stock By Persons Who Might Otherwise Seek To Gain Control Of Traffix.

        Our executive officers and directors beneficially own 4,171,596 shares of our outstanding common stock representing approximately 26% of the total of our outstanding shares before the exercise of any outstanding options. Accordingly, such persons will be able to exercise substantial control in the election of our directors, increases in our authorized capital, our dissolution or merger, or sale of our assets, and otherwise influence the control of our affairs. As a result, potential purchasers may not seek to acquire control of our Company through the purchase of common stock which may tend to reduce the market price of our common stock. In addition, we are subject to provisions of the General Corporation Law of the State of Delaware respecting business combinations which could, under certain circumstances, also hinder or delay a change in control.

FORWARD LOOKING STATEMENTS

        This prospectus includes or incorporates by reference "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. For example, statements included in this prospectus regarding our financial position, business strategy and other plans and objectives for future operations, and assumptions and predictions about future product, service and industry demands, marketing costs and pricing factors are all forward-looking statements. When we use words like "intend," "anticipate," "believe," "estimate," "plan," "will" or "expect," we are making forward-looking statements. We believe that the assumptions and expectations reflected in such forward-looking statements are reasonable, based on information available to us on the date hereof, but we cannot assure you that these assumptions and expectations will prove to have been correct or that we will take any action that we may presently be planning. We have disclosed certain important factors that could cause our actual results to differ materially from our current expectations under "Risk Factors" above and elsewhere in this prospectus. You should understand that forward-looking statements made in this prospectus are necessarily qualified by these factors. We are not undertaking to publicly update or revise any forward-looking statement if we obtain information or upon the occurrence of future events or otherwise.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of the shares of common stock by the selling security holders in this offering.

SELLING SECURITY HOLDERS

Send Traffic

        On June 30, 2004, we, through our wholly-owned subsidiary, New Send, Inc., acquired substantially all of the assets and certain of the liabilities of SendTraffic.com Inc. and The Traffic Group LLC, two privately-held search engine marketing companies (collectively, the "Sellers"), pursuant to an Asset Acquisition Agreement dated June 9, 2004, as amended on June 29, 2004 (collectively, the "Agreement") by and among New Send, Inc., the Sellers, the stockholders of the Sellers, Greg Byrnes and Craig Handelman (the "ST Stockholders"), and our Company. Simultaneously with the closing, SendTraffic.com, Inc. changed its name to Handelman Byrnes, Inc. ("HBI").

        The purchase price was approximately $5.43 million, comprised of 233,941 shares of our common stock issued to HBI and $3.75 million in cash. In the Agreement, the Sellers warranted that certain financial information contained in its unaudited June 30, 2004 balance sheet was accurate, and if such financial information ultimately proved post-closing to have been inaccurate, the Sellers would return to us any shortfall. In order to ensure compliance with such warranty, we retained in escrow $250,000 of the purchase price. On November 24, 2004, we signed an Adjustment Agreement with the Stockholders regarding the final determination of the June 30, 2004 balance sheet. In accordance with the Adjustment Agreement's "Cash Adjustment" clause, we received $300,000 in cash from the Stockholders, $250,000 of which came from the escrow withheld at closing, and an additional $50,000 of which was received on November 30, 2004. Additionally, under the Adjustment Agreement's "Share Adjustment" clause, HBI returned to us 57,142 shares, which served to reduce the total shares issued in the asset acquisition to 176,799 shares, as compared to the original issuance of 233,941 shares. The portion of such 176,799 shares unsold by the Sellers to date are included in this prospectus.

        Pursuant to the Agreement, we further agreed to pay the Sellers a contingent earn out of $2.5 million if New Send, Inc. generates EBITDA (as quantified in the Agreement) of $3.75 million in the first year following the closing, an additional $2.5 million if New Send, Inc. generates EBITDA of $4.75 million in the second year following the closing, and an additional $2.5 million if New Send, Inc. generates EBITDA of $5.75 million in the third year following the closing. If New Send, Inc. generates certain lower agreed upon annual EBITDA benchmarks, we will pay a portion of the contingent earn out payments. The contingent earn out, if earned, will be paid in a combination of cash and stock in accordance with the Agreement.

        Upon the consummation of the Send Traffic acquisition, each of the ST Stockholders entered into five-year employment contracts with our wholly-owned subsidiary. Included in each of those contracts were restrictive covenants prohibiting the ST Stockholders from competing with us during the term of their employment and for a period of time thereafter (the "Restrictive Covenants").

        At the time of the Send Traffic acquisition, we allocated $665,000 (of the approximately $5.43 million purchase price) to the Restrictive Covenants, which we amortized over a five-year period, or through June 30, 2009.

        On April 6, 2005, the employment relationship between the ST Stockholders and us terminated. We maintain that the ST Stockholders resigned from their positions voluntarily and without good reason under the terms of their respective employment contracts, in which event the employment contracts provide that the Restrictive Covenants would continue in effect until June 30, 2007.

        The ST Stockholders have contended that their employment contracts were either terminated without Cause (as that term is defined in their respective employment contracts) by us, or that they were entitled to terminate the agreements as a result of actions taken by us with respect to the scope of their duties and responsibilities. If it were determined that the ST Stockholders' employment was terminated by us without Cause, then, under their employment contracts, each would have been entitled to severance of not less than 6 months' and up to 12 months' base salary (such amount determined by us in our discretion) and the Restrictive Covenants would have continued for such period. If, however, it were determined that the ST Stockholders were entitled to terminate their employment agreements with good reason as a result of actions taken by us, then the Restrictive Covenants would have ended on April 6, 2005, the date of termination.

        Should it become necessary, we will defend our position vigorously and use whatever means available to enforce the Restrictive Covenants. We are confident that, notwithstanding the departure of the ST Stockholders, our extensive and experienced workforce will allow us to grow the Send Traffic business and expand its contributions to our overall operations.

Hot Rocket

        We, through our wholly-owned subsidiary, Hot Rocket Acquisition Corp., acquired the assets, other than cash and receivables, and certain of the liabilities, of Hot Rocket Marketing, Inc., a privately-held on-line media and marketing agency ("Hot Rocket"), effective as of January 21, 2005. The purchase price was approximately $3.53 million, comprised of $0.7 million in shares of our common stock (or 113,821 shares) and $2.83 million in cash. Such 113,821 shares are included in this prospectus.

        In addition, we agreed to pay Hot Rocket a contingent purchase price of up to $12.50 million if Hot Rocket generates an aggregate of $27 million in EBITDA (as quantified in the Agreement) over the four year period following the closing. The contingent purchase price is payable in semi-annual and annual installments pursuant to a formula based on the satisfaction of certain graduating EBITDA targets. We may pay, at our option (subject to certain conditions and limitations), up to 50% of the contingent purchase price installments that may become payable, with our stock with the share price to be determined on or about the date of its issuance. Our Board has adopted a resolution that, if contingent purchase price payments are made to Hot Rocket, we will utilize our discretion to make as much of such payments in cash as is necessary to keep the aggregate of all share issuances to Hot Rocket at a maximum of 19.9% of our outstanding stock. We also entered into a five-year employment contract with Mark Colacioppo, the sole shareholder of Hot Rocket.

        The shares of common stock being offered by HBI and Hot Rocket were originally issued by us in non-public transactions, which issuances were exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof. As used herein, selling security holders includes their transferees, pledgees or donees or their successors, selling shares received from a named selling security holder after the date of this prospectus. Selling security holders may from time to time offer and sell pursuant to this prospectus any or all of the shares of common stock listed by their name below.

        The following table sets forth information with respect to the selling security holders and the number of shares beneficially owned by each selling security holder that may be offered pursuant to this prospectus. The information is based on information provided by or on behalf of the selling security holders on or prior to September 28, 2005. The selling security holders may offer all, some or none of the shares of common stock listed below.

Selling Security Holders	Number of Shares Owned Prior to the Offering		Number of Shares Offered Hereby(1)	Number of Shares Owned After Offering(2)
Handelman Byrnes, Inc.(3)	132,799		132,799	0
Hot Rocket Marketing, Inc.(4)	122,155	(5)	113,821	8,334

(1)
Information regarding the selling security holders may change from time to time. Any such change will be set forth in supplements to this prospectus if and when necessary.

(2)
Assumes the sale of all shares offered hereby. The number of shares of common stock beneficially owned by a person or entity is determined under rules promulgated by the United States Securities and Exchange Commission. Under such rules, beneficial ownership includes any shares as to which a person or entity has sole or shared voting power or investment power. Included among the shares owned by such person or entity are any shares which such person or entity has the right to acquire within 60 days after September 28, 2005. The inclusion herein of any shares deemed beneficially owned does not constitute an admission of beneficial ownership of such shares. Except for information in our records and reports filed by a selling shareholder with us, if any, we have no knowledge of whether such selling shareholder owns any other shares of our common stock or options or warrants to purchase shares of our common stock. We believe that none of the selling security holders listed above will own 1% or more of our outstanding shares if they sell all of the shares registered for sale hereby.

(3)
To the best of our knowledge, the sole stockholders of Handelman Byrnes, Inc. are Craig Handelman and Greg Byrnes (see "—Send Traffic").

(4)
To the best of our knowledge, the sole stockholder of Hot Rocket Marketing, Inc. is Mark Colacioppo, who entered into a five-year employment agreement with us at the closing of the Hot Rocket acquisition.

(5)
Includes options to purchase 8,334 shares of our common stock.

PLAN OF DISTRIBUTION

        The selling security holders and their successors, including their transferees, pledgees or donees or their successors, may sell the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling security holders or the purchasers of the common stock. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

        The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be affected in transactions, which may involve crosses or block transactions:

  •
  on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the common stock may be listed or quoted at the time of sale;

  •
  in the over-the-counter market;

  •
  in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

  •
  through the writing of options, whether the options are listed on an options exchange or otherwise; or

  •
  through the settlement of short sales.

        In connection with the sale of the common stock, selling security holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock positions they assume. The selling security holders may also sell the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.

        The aggregate proceeds to the selling security holders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts and commissions, if any. Each of the selling security holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

        In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

        The selling security holders and any underwriters, broker-dealers or agents that participate in the sale of the common stock may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be deemed to be underwriting discounts and commissions under the Securities Act.

        Selling security holders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act and may be subject to statutory liabilities, including, but not limited to, liability under Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934. The selling security holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

        To our knowledge, there are currently no plans, arrangements or understandings between any of the selling security holders and any underwriter, broker-dealer or agent regarding the sale of the common stock. A selling security holder may not sell any common stock described in this prospectus and may not transfer, devise or gift these securities by other means not described in this prospectus. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

        We entered into registration rights agreements for the benefit of holders of the common stock to register their common stock under applicable federal and state securities laws under specific circumstances and at specific times. Under the registration rights agreements, we are obligated to use our reasonable best efforts to keep the registration statement of which this prospectus is a part effective until the date on which the registered shares are disposed of in accordance with this prospectus. Our obligation to keep the registration statement to which this prospectus relates effective is subject to specified, permitted exceptions set forth in the registration rights agreements. In these cases, we may prohibit offers and sales of the shares of common stock pursuant to the registration statement to which this prospectus relates.

        When we are notified by any selling security holder that any material arrangement has been entered into with a broker-dealer for the sale of the common stock covered by this prospectus through a block trade, special offering, exchange distribution or secondary distribution or purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, or, if appropriate, a post-effective amendment to the registration statement of which this prospectus forms a part, disclosing (a) the name of each such selling security holder and of the participating broker-dealer or dealers, (b) the number of shares of common stock involved, (c) the price at which the common stock was sold, (d) the commissions paid or discounts or concessions allowed to such broker-dealer or dealers, if applicable, and (e) other facts material to the transaction.

        We may suspend the use of this prospectus if we learn of any event that causes this prospectus to include an untrue statement of a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading in light of the circumstances then existing. If this type of event occurs, a prospectus supplement or post-effective amendment, if required, will be distributed to each selling security holder. Each selling security holder has agreed not to trade securities from the time the selling security holder receives notice from us of this type of event until the selling security holder receives a prospectus supplement or amendment.

LEGAL MATTERS

        The legality of the common stock being offered hereby will be passed upon for us by Feder, Kaszovitz, Isaacson, Weber, Skala, Bass & Rhine LLP, New York, New York. Murray L. Skala, a partner of that firm, is one of our directors, an owner of 4,000 shares of our common stock and a holder of options to purchase 201,250 shares of our common stock.

EXPERTS

        The financial statements of our Company, incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended November 30, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

        The financial statements of Hot Rocket Manufacturing, Inc. for the twelve months ended December 31, 2004 have been incorporated herein in reliance on the report of Raich Ende Malter & Co. LLP, Certified Public Accountants, East Meadow, New York, independent auditors, given on the authority of that firm as experts in accounting and auditing.

INCORPORATION OF DOCUMENTS BY REFERENCE

        This prospectus "incorporates by reference" certain of the reports and other information that we have filed with the SEC under the Exchange Act. This means that we are disclosing important information to you by referring you to those documents. Information filed with the SEC after the date of this prospectus will update and supersede this information. Our Commission file number to be used to locate these documents is 0-27046. The following documents filed with the SEC are incorporated by reference:

  (1)
  Our Annual Report on Form 10-K for the year ended November 30, 2004;

  (2)
  Our Quarterly Reports on Form 10-Q for the quarters ended February 28, and May 31, 2005;

  (3)
  Our Current Reports on Form 8-K and Form 8-K/A filed on January 18, January 28, March 18, April 6, May 12, and July 19, 2005 (as to Item 8.01 only); and

  (4)
  The description of our common stock set forth in our registration statement on Form 8-A filed October 23, 1995, including any amendment or report filed for the purpose of updating such description.

        Any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof are incorporated by reference until all of the securities offered by this prospectus are sold. Any statement contained in this prospectus or in a document incorporated by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in those documents modifies or supersedes that statement. Any statements so modified or superseded will not be deemed to constitute a part of this prospectus except as so modified or superseded. In addition, any supplement prepared in relation to this prospectus shall be deemed to supersede for all purposes any earlier supplement prepared in relation to this prospectus.

        We will provide each person to whom a copy of this prospectus has been delivered, without charge, a copy of any of the documents referred to above as being incorporated by reference. You may request a copy by writing or telephoning Daniel Harvey, c/o Traffix, Inc., One Blue Hill Plaza, Pearl River, NY 10952 (telephone: 845-620-1212).

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the information requirements of the Securities Exchange Act of 1934. In accordance with the Exchange Act, we file reports, proxy statement and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a website at http://ww.sec.gov that contains reports, proxy and information statements and other information. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our common stock is listed on the Nasdaq National Market and reports and information concerning us can also be inspected through such exchange. We intend to furnish our stockholders with annual reports containing audited financial statements and such other periodic reports as we deem appropriate or as may be required by law.

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

        Our certificate of incorporation provides that the personal liability of the directors of our Company shall be limited to the fullest extent permitted by the provisions of Section 102(b)(7) of the General Corporation Law of the State of Delaware (the "DGCL"). Section 102(b)(7) of the DGCL generally provides that no director shall be liable personally to us or our stockholders for monetary damages for breach of fiduciary duty as a director, provided that the Certificate of Incorporation does not eliminate the liability of a director for (i) any breach of the director's duty of loyalty to us or our stockholders; (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) acts or omissions in respect of certain unlawful dividend payments or stock redemptions or repurchases; or (iv) any transaction from which such director derives improper personal benefit. The effect of this provision is to eliminate our rights and the rights of our stockholders (through stockholders' derivative suits on our behalf) to recover monetary damages against a director for breach of her or his fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iv) above. The limitations summarized above, however, do not affect our ability or the ability of our stockholders to seek non monetary remedies, such as an injunction or rescission, against a director for breach of her or his fiduciary duty.

        In addition, the certificate of incorporation provides that we shall, to the fullest extent permitted by Section 145 of the DGCL, indemnify all persons whom we may indemnify pursuant to Section 145 of the DGCL. Section 145 of the DGCL permits a company to indemnify an officer or director who was or is a party or is threatened to be made a party to any proceeding because of his or her position, if the officer or director acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers, or persons controlling our Company pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Hot Rocket Acquisition Pro Forma Information

        The Hot Rocket acquisition closed on January 21, 2005 and, as such, the results of its operations are included in the Company's consolidated results from that date through May 31, 2005, and as of May 31, 2005, the Hot Rocket acquisition is reflected in the Company's historical balance sheet.

        The pro forma disclosure set forth below provides the details as though the business combination had been completed as of December 1, 2004. The pro forma adjustments serve to: (1) eliminate intercompany transactions during the pre-acquisition period; (2) record amortization expense for the pre-acquisition period; (3) provide for income tax expense at Traffix's marginal tax rate as applicable to the six-month period ended May 31, 2005, applied to Hot Rockets adjusted pre tax income; and (4) increase the weighted average shares outstanding as if the acquisition shares were issued on December 1, 2004.

	Traffix, Inc. 12-01-04 to 05-31-05	Hot Rocket 12-01-04 to 01-20-05		Pro Forma adjustments	Pro forma Traffix, Inc. 12-01-04 to 05-31-05
Net revenue	$29,886,385	$1,315,246	(1)	$(50,755)	$31,150,876
Cost of sales	18,941,119	919,257	(1)	(50,755)	19,809,621

Gross profit	10,945,266	395,989		—	11,341,255
Selling expenses	1,791,295				1,791,295
General and administrative expenses	7,675,379	71,663	(2)	63,934	7,810,976
Bad debt expense	165,607				165,607

Income from operations	1,312,985	324,326		(63,934)	1,573,377
Other income (expenses):
Interest income and dividends	425,337	—			425,337
Realized gains on marketable securities and sale of subsidiary	769,050	—			769,050
Other non-operating income (expense)	(6,384)	—			(6,384)
Minority interest in income of subsidiary	(248,174)	—			(248,174)

Income before provision for income taxes	2,252,814	324,326		(63,934)	2,513,206
Provision for income taxes	921,849		(3)	98,949	1,020,798
Net income	$1,330,965	$324,326		$(162,883)	$1,492,408

Diluted income per share	$0.09				$0.10
Diluted weighted average shares outstanding	14,245,027	64,499	(4)	—	14,309,526

        The pro forma disclosure set forth below provides the details as though the business combination had been completed as of January 1, 2004. The Hot Rocket entity had a natural business year which ended December 31. Both the month of December 2003 and the period January 1, 2004 to December 31, 2004, did not include any material or non-recurring items requiring separate disclosure in the pro forma information. The pro forma adjustments serve to: (1) eliminate intercompany transactions; (2) record amortization expense for the annual period ended December 31, 2004; (3) provide for income tax expense at Traffix' marginal tax rate as applicable to the annual period ended November 30, 2004, applied to Hot Rockets adjusted pre tax income; and (4) increase the weighted average shares outstanding as if the acquisition shares were issued on December 1, 2003.

	Traffix, Inc. 12-01-03 to 11-30-04	Hot Rocket 01-01-04 to 12-31-04		Pro Forma adjustments	Pro forma Traffix, Inc. 12-01-03 to 11-30-04
Net revenue	$37,281,214	$9,897,464	(1)	$(393,161)	$46,785,517
Cost of sales	22,052,610	6,066,677		(393,161)	27,726,126

Gross profit	15,228,604	3,830,787		—	19,059,391
Selling expenses	2,323,510	32,990			2,356,500
General and administrative expenses	12,832,239	967,672	(2)	451,298	14,251,209
Bad debt expense	406,699	—			406,699

Income (loss) from operations	(333,844)	2,830,125		(451,298)	2,044,983
Other income (expenses):
Interest income and dividends	544,153	8,582			552,735
Realized gains on marketable securities	25,490	—			25,490
and sale of subsidiary	784,900	—			784,900
Other non-operating income (expense)	398,118				398,118

Income before provision for income taxes	1,418,817	2,838,707		(451,298)	3,806,226
Provision for income taxes	404,603	—	(3)	680,816	1,085,419

Net income	$1,014,214	$2,838,707		$(1,132,114)	2,720,807

Diluted income per share	$0.07				$0.19
Diluted weighted average shares outstanding	13,928,374	113,821	(4)	—	14,042,195

HOT ROCKET MARKETING, INC. AND
CLOCKWORK ADVERTISING, INC.

Combined Financial Statements
December 31, 2004

HOT ROCKET MARKETING, INC. AND
CLOCKWORK ADVERTISING, INC.

Table of Contents
December 31, 2004

Page
Independent Auditors' Report	F-3
Combined Financial Statements
Balance Sheet	F-4
Statement of Income	F-5
Statement of Stockholders' Equity	F-6
Statement of Cash Flows	F-7
Notes to Combined Financial Statements	F-8–13

INDEPENDENT AUDITORS' REPORT

To the Boards of Directors
Hot Rocket Marketing, Inc. and Clockwork Advertising, Inc.
Searingtown, New York

        We have audited the accompanying combined balance sheet of Hot Rocket Marketing, Inc. and Clockwork Advertising, Inc. as of December 31, 2004, and the related combined statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hot Rocket Marketing, Inc. and Clockwork Advertising, Inc. as of December 31, 2004, and the results of their combined operations and their combined cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ RAICH ENDE MALTER & CO. LLP
East Meadow, New York
June 16, 2005

HOT ROCKET MARKETING, INC. AND
CLOCKWORK ADVERTISING, INC.

Combined Balance Sheet

December 31, 2004

Assets
Current Assets
Cash and cash equivalents	$1,017,237
Accounts receivable	1,199,902
Prepaid expenses	2,500

2,219,639

Property and Equipment—net	13,917

Security Deposits	4,000

$2,237,556

Liabilities and Stockholders' Equity
Current Liabilities
Accounts payable	$256,750
Accrued expenses	72,635

329,385

Commitments
Stockholders' Equity
Common stock	3,495
Retained earnings	1,904,676

1,908,171

$2,237,556

See notes to combined financial statements.

HOT ROCKET MARKETING, INC. AND
CLOCKWORK ADVERTISING, INC.

Combined Statement of Income
For the Year Ended December 31, 2004

Revenues	$9,897,464
Cost of Revenues	6,066,677

Gross Profit	3,830,787

Operating Expenses
Selling	32,990
General and administrative	967,672

1,000,662

Income from Operations	2,830,125
Interest Income	8,582

Net Income	$2,838,707

HOT ROCKET MARKETING, INC. AND
CLOCKWORK ADVERTISING, INC.

Combined Statement of Stockholders' Equity
For the Year Ended December 31, 2004

	Common Stock	Retained Earnings	Total
Balance—January 1, 2004	$3,495	$2,694,927	$2,698,422
Distributions	—	(3,628,958)	(3,628,958)
Net income	—	2,838,707	2,838,707

Balance—December 31, 2004	$3,495	$1,904,676	$1,908,171

HOT ROCKET MARKETING, INC. AND
CLOCKWORK ADVERTISING, INC.

Combined Statement of Cash Flows
For the Year Ended December 31, 2004

Cash Flows from Operating Activities
Net income	$2,838,707
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	3,111
Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable	(78,755)
Prepaid expenses	(402)
Security deposits	(3,201)
Increase (decrease) in:
Accounts payable	57,578
Accrued expenses	31,018

2,848,056

Cash Flows from Investing Activities
Acquisition of property and equipment	(4,044)

Cash Flows from Financing Activities
Distributions	(3,628,958)

(Decrease) in Cash and Cash Equivalents	(784,946)
Cash and Cash Equivalents—beginning	1,802,183

Cash and Cash Equivalents—end	$1,017,237

See notes to combined financial statements

HOT ROCKET MARKETING, INC. AND

CLOCKWORK ADVERTISING, INC.

Notes to Combined Financial Statements

December 31, 2004

1—Organization and Summary of Significant Accounting Policies

        Hot Rocket Marketing, Inc. ("Hot Rocket") is an interactive marketing firm which specializes in internet advertising and promotions, search engine marketing and pay-per-click ("PPC") management services. Hot Rocket was incorporated on March 12, 2002 under the laws of the state of New York, and since its inception has developed marketing partnerships to support strategic marketing solutions for the online marketplace.

        Clockwork Advertising, Inc. ("Clockwork") was incorporated on July 10, 2003 under the laws of the state of New York to provide services for Hot Rocket.

        A summary of significant accounting policies follows:

  a.
  Basis of Presentation and Principles of Combination—Hot Rocket and Clockwork (collectively, the "Company") prepare their financial statements on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

    The accompanying combined financial statements include the accounts of Hot Rocket and Clockwork, both of which are under common control. All significant intercompany accounts and transactions have been eliminated in combination.

  b.
  Revenue Recognition—The Company generates its revenues from the following basic categories: (i) delivery of consumer traffic to the websites of its customers; (ii) placing customers' offers on the media of third parties with whom Hot Rocket has a marketing relationship on a revenue share basis; and (iii) managing email lists owned by third parties. Revenues earned from all such services referenced above are recognized when the earnings process is completed as represented by the acceptance of the services by the third parties, which is further supported by the delivery of the underlying media or completion of the service. Revenues from foreign customers represented less than 5% of combined revenues for 2004.

  c.
  Cash and Cash Equivalents—All short-term investments with an original maturity of less than three months are considered to be cash equivalents.

  d.
  Accounts Receivable—Accounts receivable consist of trade accounts receivable from customers with extension of credit varying between 30 and 90 days, with the majority at 30 days. The Company's customer base is comprised of domestic and foreign entities with diverse demographics. At December 31, 2004, amounts receivable from foreign customers represented 1.5% of combined accounts receivable. An allowance for doubtful accounts is provided based on management's evaluation of the collectibility of receivables, after giving consideration to current delinquency data, historical loss experience and general economic conditions, both at the Company level and sector/industry level. The Company's accounts receivable balances are continuously reviewed by management, and when situations dictate, provisions for losses are recorded. At December 31, 2004, management estimates that all accounts receivable balances are collectible and, accordingly, no allowance for doubtful accounts has been provided. Additional allowances might be required if the original estimates for loss prove to be inadequate.

  e.
  Concentration of Credit Risk—Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalents, and accounts receivable. Substantially all of the Company's cash and cash equivalents are in custody with two major U.S. financial institutions. Cash and cash equivalent balances may, at times, exceed insurable amounts. The Company believes it mitigates its risks by investing in or through major financial institutions. Recoverability is dependent upon the performance of the institutions.

  f.
  Property and Equipment—Property and equipment are stated at cost and are depreciated using the straight-line method over a five to seven year useful life depending on the nature of the asset. Expenditures for maintenance and repairs are expensed as incurred, while renewals and betterments are capitalized.

    Upon retirement or disposal, the asset cost and related accumulated depreciation and amortization are eliminated from the respective accounts and the resulting gain or loss, if any, is included in the results of operations for the period.

  g.
  Long-Lived Assets—If events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, the Company estimates: (i) the future cash flows expected to result from the use of such asset over its remaining useful life and (ii) the potential cash flows realizable from its possible disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the long-lived asset, an impairment loss is measured as a difference between carrying amount and the future discounted cash flows.

  h.
  Internal Use Software—The Company accounts for the costs of internal use software in accordance with Statement of Position 98-01, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Accordingly, web site development costs are expensed or capitalized depending on whether they are incurred in the preliminary project stage, application development stage or the post-implementation/operation stage. As of December 31, 2004, the Company has no capitalized internal use software costs.

  i.
  Marketing Costs—Media purchases, email marketing costs and all other marketing costs associated with the generation of revenues are expensed as costs of revenues at the time an obligation or expense is incurred.

  j.
  Income Taxes—Hot Rocket and Clockwork have elected treatment as subchapter S corporations for federal and state income tax purposes. The taxable income of S corporations, whether distributed or not, is passed through and taxed at the shareholder level. Accordingly, no provision for income taxes is included in the accompanying statement of income.

    Because of the historical tax status, historical results of operations including income taxes may not in all cases be comparable to or indicative of current and future results. Therefore, pro forma information, which shows results as if the Company had always been C corporations, is presented in Note 4. The Company has historically used the cash basis of accounting for income tax purposes.

  k.
  Variable Interest Entities—Variable interest entities ("VIEs") are entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision making ability. Clockwork shall be considered a VIE, and Hot Rocket shall be the primary beneficiary when the Company adopts FASB Interpretation 46 (Revised) as further discussed in Note 10. Clockwork's media purchases and other costs of revenues are incurred entirely for the benefit of Hot Rocket and totaled approximately $4,600,000 during the year ended December 31, 2004. The net assets of Clockwork as of December 31, 2004 amounted to approximately $359,000.

  l.
  Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company's most significant estimates relate to the collectibility of receivables and the recoverability of long-lived assets.

  m.
  Fair Value of Financial Instruments—The carrying value of accounts receivable, prepaid expenses, accounts payable, accrued expenses and amounts due to stockholder approximate their fair values based on the short-term nature of such instruments.

2—Property and Equipment

        Property and equipment consists of the following:

Furniture and Fixtures	$2,526
Computer and Office Equipment	16,700

19,226
Less: Accumulated Depreciation	5,309

$13,917

        Depreciation expense was $3,111 for the year ended December 31, 2004.

3—Pension Plan

        Hot Rocket has a defined contribution plan known as a Simplified Employee Pension Plan (SEPP). All full-time employees who have satisfied certain requirements are eligible to participate in the plan. For the year ended December 31, 2004, pension expense amounted to $41,000. Included in accrued expenses are accrued employer benefits of $41,000 as of December 31, 2004.

4—Income Taxes

        Pro forma income tax information, as if the Company has always been a C corporation follows. The pro forma provision for income taxes would consist of the following components:

Federal
Current	$902,419
Deferred	(21,135)

881,284

State
Current	255,307
Deferred	(5,980)

249,327

$1,130,611

        The items accounting for the difference between pro forma income taxes computed at the federal statutory rate and the pro forma provision for income taxes would be as follows:

Federal Statutory Rate	34.0%
Effect of State Taxes—net of federal tax benefit	5.8

39.8%

        Deferred tax assets and liabilities would be recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. The components of the pro forma deferred tax assets (liabilities) would consist of the following:

Assets
Accounts payable	$102,165
Accrued expenses	12,588

Total Deferred Tax Assets	114,753

Liabilities
Accounts receivable	(477,459)
Prepaid expenses	(995)
Accumulated depreciation	(5,538)

Total Deferred Tax Liabilities	(483,992)

Net	$(369,239)

        The following table presents the current and noncurrent portions of the Company's pro forma net deferred tax liability:

Current	$(363,701)
Noncurrent	(5,538)

$(369,239)

        The Company's pro forma net income would be as follows:

Pro Forma Net Income	$1,708,096

5—Concentrations

        During the year ended December 31, 2004, the Company earned a significant portion of its revenue from three customers, which, in combination, accounted for approximately $6,218,000, or 63% of revenue.

        At December 31, 2004, three customers accounted for $845,000 (or 70%) of the Company's accounts receivable.

        During the year ended December 31, 2004, the Company purchased a significant portion of its advertising space from one supplier which, in combination, accounted for approximately $3,207,000, or 53% of media purchases. A disruption in the availability of paper from this supplier could cause a possible loss of sales which would affect operating results adversely.

6—Related Parties

        During the year ended December 31, 2004, the Company purchased approximately $3,000 in media purchases and consulting fees from an individual related to the stockholder.

7—Commitments

        On October 14, 2004, Hot Rocket entered into an operating lease agreement for rental of office space in Mineola, New York. The term of the agreement is twelve months, beginning November 1, 2004. The annual rent of $24,000 is payable in equal monthly installments. The future minimum payments under the lease are $20,000 for the year ending December 31, 2005.

        Rent expense under the above lease for the year ended December 31, 2004 was $4,982.

8—Common Stock

        Common stock consists of the following:

Hot Rocket Marketing, Inc.—no par value—200 shares authorized, issued and outstanding	$2,495
Clockwork Advertising, Inc.—no par value—200 shares authorized, issued and outstanding	1,000

Common Stock	$3,495

9—Subsequent Events

       On January 21, 2005, Traffix, Inc, (Traffix) acquired, through its wholly-owned subsidiary, Hot Rocket Acquisition Corp., all of the intangible assets of the Company. The purchase price was approximately $3,600,000 and was comprised of $2,800,000 in cash, $700,000 (or 113,821 shares) of Traffix's common stock and transaction fees approximating $100,000. In addition to the initial cost of the acquisition, Traffix agreed to pay the Company a contingent purchase price of up to $12,500,000 if the Company generates an aggregate of $27,000,000 of EBITDA (as quantified in the Agreement) over the four year period following the closing.

        Simultaneous with the above transaction, Hot Rocket acquired all the assets of Clockwork for $80,000 in cash.

10—Recent Accounting Pronouncements

        In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (FIN No. 46). In December 2003, the FASB modified FIN No. 46 to make certain technical corrections and address certain issues regarding its implementation. FIN No. 46(R) establishes revised guidance, by providing a new framework for identifying variable interest entities and revised guidance on determining when a company should include an identified variable interest rate entity, or entities, in its consolidated financial statements. The adoption of this standard is not expected to have a material impact on the Company's financial position or results of operations, since all entities under common control have been combined in the accompanying financial statements. A non-public entity shall apply this Interpretation by the beginning of the first annual period beginning after December 15, 2004. A public entity that is a small business issuer shall apply this Interpretation to all entities subject to FIN 46(R) no later than the end of the first reporting period that ends after December 15, 2004.

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

        The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the securities being registered hereby. The Registrant is paying all of the selling security holders' expenses related to this offering, except that the selling security holders will pay any applicable broker's commissions and expenses. All amounts are estimated except the Securities and Exchange Commission registration fee.

SEC Registration fee	$181
Printing and Edgarization	2,500
Accountants' fees and expenses	12,500
Attorneys' fees and expenses	20,000
Miscellaneous	4,819

Total	$40,000

Item 15.    Indemnification of Directors and Officers

        The Company's certificate of incorporation provides that the personal liability of the directors of the Company shall be limited to the fullest extent permitted by the provisions of Section 102(b)(7) of the General Corporation Law of the State of Delaware (the "DGCL"). Section 102(b)(7) of the DGCL generally provides that no director shall be liable personally to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that the Certificate of Incorporation does not eliminate the liability of a director for (i) any breach of the director's duty of loyalty to the Company or its stockholders; (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) acts or omissions in respect of certain unlawful dividend payments or stock redemptions or repurchases; or (iv) any transaction from which such director derives improper personal benefit. The effect of this provision is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of her or his fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iv) above. The limitations summarized above, however, do not affect the ability of the Company or its stockholders to seek non monetary remedies, such as an injunction or rescission, against a director for breach of her or his fiduciary duty.

        In addition, the certificate of incorporation provides that the Company shall, to the fullest extent permitted by Section 145 of the DGCL, indemnify all persons whom it may indemnify pursuant to Section 145 of the DGCL. Section 145 of the DGCL permits a company to indemnify an officer or director who was or is a party or is threatened to be made a party to any proceeding because of his or her position, if the officer or director acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 16.    Exhibits

Exhibit Number	Description
4.1	Form of certificate evidencing shares of common stock(1)
5.1	Opinion of Feder, Kaszovitz, Isaacson, Weber, Skala, Bass & Rhine LLP, counsel for the Registrant*
10.1	June 9, 2004 Send Traffic Asset Acquisition Agreement(2)
10.2	June 29, 2004 Amendment No. 1 to the Send Traffic Asset Acquisition Agreement(2)
10.3	Hot Rocket Asset Acquisition Agreement dated as of January 21, 2005(3)
23.1	Consent of PricewaterhouseCoopers LLP*
23.2	Consent of Raich Ende Malter & Co. LLP*
23.3	Consent of Feder, Kaszovitz, Isaacson, Weber, Skala, Bass & Rhine LLP (included in Exhibit 5.1)*

*
Filed herewith.

(1)
Filed as an exhibit to Amendment No. 1 to the Company's Registration Statement on Form S-1, filed with the Commission on November 14, 1995 and incorporated herein by reference.

(2)
Filed as an exhibit to the Company's Current Report on Form 8-K, filed with the Commission on July 8, 2004 and incorporated herein by reference.

(3)
Filed as an exhibit to the Company's Current Report on Form 8-K, filed with the Commission on January 28, 2005 and incorporated herein by reference.

Item 17.    Undertakings

        The undersigned registrant hereby undertakes:

        (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement

          (i)    to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933,

          (ii)   to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement, and

          (iii)  to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        Provided, however, that paragraphs 1(i) and 1(ii) above do not apply if the registration statement on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs, is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

        (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities as that time shall be deemed to be the initial bona fide offering thereof.

        The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pearl River, State of New York, on September 30, 2005.

TRAFFIX, INC.
By:	/s/ JEFFREY L. SCHWARTZ Jeffrey L. Schwartz Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ JEFFREY L. SCHWARTZ Jeffrey L. Schwartz	Chairman and Chief Executive Officer (Principal Executive Officer)	September 30, 2005
/s/ DANIEL HARVEY Daniel Harvey	Chief Financial Officer (Principal Financial and Accounting Officer)	September 30, 2005
/s/ ANDREW STOLLMAN Andrew Stollman	President, Secretary and Director	September 30, 2005
/s/ MURRAY L. SKALA Murray L. Skala	Director	September 30, 2005
/s/ EDWIN A. LEVY Edwin A. Levy	Director	September 30, 2005
/s/ LAWRENCE BURSTEIN Lawrence Burstein	Director	September 30, 2005
/s/ MARK GUTTERMAN Mark Gutterman	Director	September 30, 2005
/s/ ROBERT MACHINIST Robert Machinist	Director	September 30, 2005

Exhibit Index

Exhibit Number	Description
4.1	Form of certificate evidencing shares of common stock(1)
5.1	Opinion of Feder, Kaszovitz, Isaacson, Weber, Skala, Bass & Rhine LLP, counsel for the Registrant*
10.1	June 9, 2004 Send Traffic Asset Acquisition Agreement(2)
10.2	June 29, 2004 Amendment No. 1 to the Send Traffic Asset Acquisition Agreement(2)
10.3	Hot Rocket Asset Acquisition Agreement dated as of January 21, 2005(3)
23.1	Consent of PricewaterhouseCoopers LLP*
23.2	Consent of Raich Ende Malter & Co. LLP*
23.3	Consent of Feder, Kaszovitz, Isaacson, Weber, Skala, Bass & Rhine LLP (included in Exhibit 5.1)*

*
Filed herewith.

(1)
Filed as an exhibit to Amendment No. 1 to the Company's Registration Statement on Form S-1, filed with the Commission on November 14, 1995 and incorporated herein by reference.

(2)
Filed as an exhibit to the Company's Current Report on Form 8-K, filed with the Commission on July 8, 2004 and incorporated herein by reference.

(3)
Filed as an exhibit to the Company's Current Report on Form 8-K, filed with the Commission on January 28, 2005 and incorporated herein by reference.

QuickLinks

CALCULATION OF REGISTRATION FEE
TABLE OF CONTENT
ABOUT THIS PROSPECTUS
SUMMARY
Traffix, Inc.
The Offering
RISK FACTORS
FORWARD LOOKING STATEMENTS
USE OF PROCEEDS
SELLING SECURITY HOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
INCORPORATION OF DOCUMENTS BY REFERENCE
WHERE YOU CAN FIND MORE INFORMATION
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
HOT ROCKET MARKETING, INC. AND CLOCKWORK ADVERTISING, INC. Combined Financial Statements December 31, 2004
HOT ROCKET MARKETING, INC. AND CLOCKWORK ADVERTISING, INC. Table of Contents December 31, 2004
INDEPENDENT AUDITORS' REPORT
HOT ROCKET MARKETING, INC. AND CLOCKWORK ADVERTISING, INC. Combined Balance Sheet December 31, 2004
HOT ROCKET MARKETING, INC. AND CLOCKWORK ADVERTISING, INC. Combined Statement of Income For the Year Ended December 31, 2004
HOT ROCKET MARKETING, INC. AND CLOCKWORK ADVERTISING, INC. Combined Statement of Stockholders' Equity For the Year Ended December 31, 2004
HOT ROCKET MARKETING, INC. AND CLOCKWORK ADVERTISING, INC. Combined Statement of Cash Flows For the Year Ended December 31, 2004
HOT ROCKET MARKETING, INC. AND CLOCKWORK ADVERTISING, INC. Notes to Combined Financial Statements December 31, 2004
PART II—INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 14. Other Expenses of Issuance and Distribution
  Item 15. Indemnification of Directors and Officers
  Item 16. Exhibits
  Item 17. Undertakings
SIGNATURES
Exhibit Index